
Mail Stop 3720

December 16, 2009

C. Troy Woodbury, Jr.
President and Chief Executive Officer
Wegener Corporation
11350 Technology Circle
Johns Creek, GA 30097-1502

> **Re: Wegener Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 14, 2009**
> **File No. 0-11003**

Dear Mr. Woodbury:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Your preliminary proxy statement states that you do not intend to issue fractional shares in connection with your proposed reverse stock split. We note the recent disclosure in your annual report on Form 10-K filed on November 25, 2009 that you had 336 record holders of your common stock as of November 3, 2009. We also note your disclosure on page 16 of your preliminary proxy statement that you do not intend the reverse stock split to be the first step in a going private transaction. Based on your disclosures, however, it is possible that your proposed transaction may implicate the rules relating to going private transactions. Please

note that Rule 13e-3(a)(3)(ii), which indicates that a transaction may be subject to Rule 13e-3 if it has the effect of causing any class of equity securities of an issuer subject to section 12(g) of the Securities Exchange Act of 1934 to become eligible for termination of registration under Rule 12(g)(4), does not contemplate the issuer's intent. Provide us your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act to your proposed reverse stock split and revise your preliminary proxy statement to either disclose your analysis as to why Rule 13e-3 is not implicated or, alternatively, to provide all additional disclosures required under Rule 13e-3.

* * * *

As appropriate, please amend your Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

C. Troy Woodbury, Jr.
Wegener Corporation
December 16, 2009
Page 3

   You may Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or me at (202) 551-3810 if you have questions regarding these comments.

             Sincerely,
             /s

             Larry Spirgel
             Assistant Director